Exhibit 99.1

For immediate release
October 25, 2010

Press Release

NWT Uranium Corp: David Tsubouchi Appointed To Advisory Board

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT, Frankfurt: NMV) (“NWT” or “The Company”) is pleased to announce that it has appointed David Tsubouchi to its Advisory Board. Mr Tsubouchi currently serves as a member of the Board of Directors of Hitachi Canada, was the former Chair of the Management Board of Cabinet of the Province of Ontario, and is Counsel to the leading Canadian law firm of Fogler Rubinoff LLP. As the Chair of Management Board, Mr. Tsubouchi was effectively the COO and the CFO of the Province of Ontario. Other cabinet positions that Mr. Tsubouchi has held include Solicitor General of Ontario, Minister of Consumer and Commercial Relations, Minister of Community and Social Services and Minister of Culture.

While serving as the Minister of Consumer and Commercial Relations, Mr. Tsubouchi supervised the expansion of charity gaming venues in Ontario and the opening of the Niagara Casino from a regulatory perspective. Also during his term as the Minister of Consumer and Commercial Relations, Mr. Tsubouchi spearheaded the introduction of slot machines to horse racing tracks across the Province of Ontario resulting in a revitalization of the industry.

Mr. Tsubouchi also serves on the Board of Directors of Via Bank, and previously served on the Board of Asian Coast Development Ltd, a real estate developer in Vietnam.

Contact and Information

Tel.: (416) 504-3978
www.nwturanium.com